SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Summary of 2006 1H Business Report

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(8)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of all rights related to the securities and other assets (the “securitized assets”) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(9)	Woori Private Equity

1.	Private equity business; and

2.	Other activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Havit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Havit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes

Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management (1)
Woori Investment & Securities
Woori Private Equity

2nd Tier Subsidiaries	Woori Credit Information		12 companies
Woori America Bank
	P.T. Bank Woori Indonesia	Woori Bank
Shinwoo Corporate Restructuring Company
Korea BTL Infrastructure Fund
	Nexbi Tech	Woori Finance Information System
	Woori SB Asset Management (2)	Woori F&I
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars First Private Hoesa

(1)	On May 30, 2006, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

(2)	On February 23, 2006, Woori CA Asset Management was renamed Woori SB Asset Management.

*	Former 2nd tier subsidiary, Woori First Private Equity Fund, was dissolved on March 31, 2006.

*	1st tier subsidiary, Woori Private Equity, established Woori Private Equity Fund. Woori Private Equity Fund was included as 2nd tier subsidiary on July 27, 2006.

3.	Capital Structure

a.	Changes in Capital

(units: Won)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price		Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		-
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		-
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800		0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		-
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		-
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		-
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		-
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		-
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	1)	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380		-
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380		-
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380		-
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588		-
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313		-
2005.3.11	Exercise CB	Common	164,429	5,000	7,228		-

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2006.6.30	(units: shares)
	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,553	2,553
Free float shares	806,012,787	806,012,787

b.	Capital and Price per Share

As of 2006.6.30	(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,935,000	5,000	5,000	5,000

Total		4,030,076,700,000	4,030,076,700,000	4,030,063,935,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2006.3.31	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,550	3			2,553
	Preferred
Subtotal	Common	2,550	3			2,553
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,550	3			2,553
	Preferred

d.	Status of Employee Stock Option Program

(units: Won, shares)

Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account

Employee Union Account	Common stock	101,793	57,393

5.	Voting Rights

As of 2005.12.31	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	-	2,553
Stocks with voting rights restored	-
Stocks with voting rights	Common Shares	806,012,787
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

(units: Won)

Items		2005	2004	2003
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,688,221	1,261,924	202,565
Earnings per share (Won)		2,099	1,616	262
Profit available for dividend distribution (Won in Millions)		3,514,715	2,120,429	1,203,688
Total cash payout (Won in Millions)		322,405	119,468	77,550
Total stock dividends (Won in Millions)
Propensity to cash dividends (%)		19.10	9.47	38.28

Cash dividend yield (%)	Common Shares	1.98	1.81	1.53
	Preferred Shares

Stock dividend yield (%)	Common Shares
	Preferred Shares

Cash dividend per share (Won)	Common Shares	400	150	100
	Preferred Shares

Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2006 1H	2005	2004
Shareholders’ Equity	10,624,908	9,717,364	7,448,052
Capital	4,030,076	4,030,076	3,982,278
Capital Surplus	84,488	84,488	84,356
Retained Earnings	4,573,837	3,891,963	2,328,854
Capital Adjustments	1,936,506	1,710,836	1,052,565
Borrowings	2,160,307	2,314,419	2,299,992
Debentures	2,146,925	2,296,203	2,154,637
Bank Borrowings	—	—	120,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	13,382	18,216	25,354

Total	12,785,215	12,031,783	9,748,044

(2)	Use of Funds

(units: millions of Won)

Items	2006 1H	2005	2004
Subsidiary Stock	12,226,190	11,751,678	9,436,975
Woori Bank	10,136,687	9,695,213	7,589,957
Kyongnam Bank	726,242	694,275	608,802
Kwangju Bank	582,870	561,330	420,595
Woori Financial Information System	10,888	11,903	7,613
Woori F&I	107,435	114,017	58,231
Woori 3rd Asset Securitization Specialty		—	—
Woori Investment Trust Management		—	35,076
Woori Securities		—	361,500
Woori Investment & Securities	609,536	604,543	355,201
Woori CS Asset Management (formerly Woori Asset Management)	43,463	60,600	—
Woori Private Equity	9,069	9,797	—
Investment Securities	50,391	—	—
Loan Obligations	99,500	109,450	218,641
Tangible Assets	86	119	228
Intangible Assets	38	35	54
Cash	347,141	104,072	56,099
Other Assets	61,869	66,428	36,047

Total	12,785,215	12,031,783	9,748,044

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	Items	2006 1H	2005 1H	2005
Commission Revenue (A)		0	0	0
Commission Expense (B)		4,937	2,661	6,641

Commission Profit (A-B)		-4,937	-2,661	-6,641

3.	Other Information Relevant to Investment Decisions

We calculated the following ratios in accordance with the Financial Holding Company Act as explained in the footnote below.

a.	Won-denominated Current Ratio

(units: millions of Won)

Items	2006 1H	2005	2004	2003
Current Assets (A)	398,231	111,091	57,346	203,202
Current Liabilities (B)	312,770	18,216	11,385	9,711

Current Ratio (A/B)	127.32%	609.85%	503.70%	2,092.5%

*	Current ratio
=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2006 1H	2005	2004	2003
Current Assets (A)	—	—	—	147,754
Current Liabilities (B)	—	—	—	148,598

Current Ratio (A/B)	—	—	—	99.4%

*	Current ratio
=	assets with maturity of less than 3 months
liabilities with maturity of less than 3 months

c.	Debt Ratio

(units: millions of Won)

Items	2006 1H	2005	2004	2003
Liabilities (A)	2,160,307	2,314,418	2,299,992	2,649,920
Equity (B)	10,624,908	9,717,364	7,448,052	5,597,895

Debt Ratio (A/B)	20.3%	23.8%	30.9%	47.3%

d.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA ~ D)	Case evaluation
2001.6.28	Debentures	AA+	KIS Ratings (AAA ~ D)	Case evaluation
2001.9.26	Debentures	AA+	KIS Ratings (AAA ~ D)	Case evaluation
2001.9.26	Debentures	AA+	Korea Ratings (AAA ~ D)	Case evaluation
2001.11.29		BBB-	R&I (AAA ~ C)	Case evaluation
2002.10.17	Debentures	AA+	Korea Ratings (AAA ~ D)	Case evaluation
2002.10.22	Debentures	AA+	KIS Ratings (AAA ~ D)	Case evaluation
2002.11. 8		BBB	R&I (AAA ~ C)	Periodic evaluation
2002.12.13	Debentures	AA+	Korea Ratings (AAA ~ D)	Case evaluation
2002.12.16	Debentures	AA+	KIS Ratings (AAA ~ D)	Case evaluation
2003.6.30	Debentures	AA+	KIS Ratings (AAA ~ D)	Periodic evaluation
2003.9.8	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2003.9.8	Debentures	AAA	KIS Ratings (AAA~ D)	Case evaluation
2003.11.13		BBB	R&I (AAA ~ C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA ~ D)	Case evaluation
2004.3.11		BBB-	S&P (AAA ~ D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa ~ C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.7		BBB	S&P (AAA ~ D)	Case evaluation
2005.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.9.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.9.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Periodic evaluation

e.	Other Important Information

See our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2006 1H	2005	2004	2003	2002
Cash and Due from Banks	347,140	104,072	56,099	349,585	73,256
Securities	12,276,581	11,751,678	9,436,976	7,007,222	6,062,119
Loans	99,500	109,450	218,641	830,566	1,231,207
Fixed Assets	125	155	282	293	374
Other Assets	61,868	66,428	36,046	60,148	22,195

Total Assets	12,785,214	12,031,783	9,748,044	8,247,814	7,389,151

Borrowings	0	0	120,000	0	300,000
Debentures	2,146,924	2,296,203	2,154,636	2,621,182	1,999,250
Other Liabilities	13,382	18,216	25,355	28,737	25,772

Total Liabilities	2,160,306	2,314,419	2,299,991	2,649,919	2,325,022

Common Stock	4,030,077	4,030,077	3,982,278	3,877,525	3,839,074
Capital Surplus	84,488	84,488	84,356	61,324	58,645
Retained Earnings	4,573,837	3,891,963	2,328,854	1,282,866	1,145,518
Capital Adjustment	1,936,506	1,710,836	1,052,565	376,180	20,892

Total Stockholder’s Equity	10,624,908	9,717,364	7,448,053	5,597,895	5,064,129

Operating Income*	1,079,106	1,867,488	1,922,849	1,593,251	878,488
Operating Expenses *	74,856	179,189	662,975	1,390,154	302,721

Operating Profit	1,004,250	1,688,299	1,259,874	203,097	575,767

Ordinary Income	1,004520	1,688,221	1,261,925	202,565	589,214

Net profit	1,004,520	1,688,221	1,261,925	202,565	589,214

* 1.	Operating income and operating expenses are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
2.	The 2004 figures have been changed due to changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2005	2004	2003	2002	2001
Cash and Due from Banks	11,224,015	6,530,065	6,471,855	6,568,852	6,432,890
Securities	37,693,090	29,175,271	27,006,677	26,452,509	25,024,333
Loans	106,937,970	91,482,647	86,077,297	73,604,113	59,876,198
Fixed Assets	2,684,534	2,646,979	2,734,616	2,796,183	2,831,851
Other Assets	6,003,239	6,767,002	6,477,275	5,421,877	5,920,545

Total Assets	164,542,848	136,601,964	128,767,720	114,843,534	100,058,817

Deposits	107,087,991	92,148,907	89,049,625	78,917,388	69,332,217
Borrowings	16,508,102	13,285,773	12,813,104	13,839,614	13,742,572
Debentures	18,813,020	13,687,295	12,195,159	10,792,932	5,491,533
Other Liabilities	11,028,773	8,774,709	9,011,532	5,978,833	7,080,301

Total Liabilities	153,437,886	127,896,684	123,069,420	109,528,767	95,646,623

Common Stock	4,030,077	3,982,278	3,877,525	3,839,074	3,637,293
Consolidated Capital Surplus	142,608	170,960	57,844	25,029	—
Consolidated Retained Earnings	3,896,255	2,333,145	1,152,053	1,151,113	558,852
Consolidated Capital Adjustment	1,652,709	965,957	414,969	54,506	-116,546
Minority Interest	1,383,313	1,252,940	195,909	245,045	359,595

Total Stockholder’s Equity	11,104,962	8,705,280	5,698,300	5,314,767	4,439,194

Operating Income (1)	14,258,430	13,245,482	10,403,445	9,623,990	10,159,156
Operating Expenses (2)	12,227,877	12,138,088	10,060,209	8,908,732	9,847,439
Operating Profit	2,030,553	1,107,394	343,236	715,258	311,717
Non-operating Income	573,219	482,946	639,883	540,113	1,190,685
Non-operating Expenses	458,068	397,766	752,057	800,487	937,984
Ordinary Income	2,145,704	1,192,574	231,062	454,884	564,418
Aggregated Net Profit	1,833,521	1,261,052	52,374	613,576	736,616
Consolidated Net Profit	1,688,221	1,261,925	56,279	591,588	686,287
No. of Companies Consolidated	21	24	15	17	17

(1)(2)	Operating income and operating expenses are calculated from the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
*	The 2004 figures have been changed due to the changes in accounting standards.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

	(units: millions of Won)
Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2006 1Q	Lending	100,000	550	0.5%
	Loans	—	—	—
	Total	100,000	550	0.5%
2005	Lending	110,000	550	0.5%
	Loans	—	—	—
	Total	110,000	550	0.5%
2004	Lending	151,850	759	0.5%
	Loans	67,890	339	0.5%
	Total	219,740	1,098	0.5%

(2)	Change in Loan Loss Reserves for the past three years

	(units: millions of Won)
Item	2006 1Q	2005	2004
1. Initial loan loss reserves balance	550	1,098	4,174
2. Net credit costs	0	0	0
1) Write-offs	0	0	0
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	0
Recovery of credit costs	-50	-548	-3,076
Ending loan loss reserve balance	500	550	1,098

4.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2005	2004	2003	2002	2001
Auditor	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)	Hana (Deloitte & Touche)	Hana (Deloitte & Touche)	Anjin (Arthur Andersen)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statements in the last three years

Year	Companies included	Newly included companies	Excluded companies

2005	Woori Finance Holdings and 21 companies	- Woori Private Equity	- Woori Investment Trust Management - Woori Securities - Woori Second SPC - Woori First Private Investment Company

2004	Woori Finance Holdings and 24 companies

-   Woori First Private Investment Company

-   LG Investment & Securities

-   LG Futures

-   LG Investment Trust Management

-   LG Investment & Securities Int’l Ltd.

-   LG Investment & Securities (H.K.) Limited

-   LG Investment & Securities America, Inc.

-   LG Investments Holding B.V. (Amsterdam) GG

-   High Technology Venture Investment

-   Global Technology Investment

- Woori Credit Card

2003	Woori Finance Holdings and 15 companies		- Woori Merchant Bank - Woori First SPC

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2006 1H	2005 1H	2005	2004
Deloitte Anjin	HanaAnjin (Deloitte HanaAnjin)	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2006 1H	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	2,373

2005	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,950

2004	HanaAnjin (Deloitte HanaAnjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	310	7,158

b.	Compensation for Services Other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2006 1H	-	-	-	-	-
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	1,950	Deloitte Anjin
2004	2005.3.25	US GAAP Auditing	2004.12~2005.5	2,050	Deloitte HanaAnjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters that are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 10 and 11, 2006, respectively.

•	Second Resolution: Appointment of Non-Standing Directors and Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director and audit Committee	Je-Hoon Lee	- B.A. in Sociology, Seoul National University - M.A. in Journalism, Seoul National University - CEO & President of The Joongang Ilbo - Currently President of Korea BBB Association	N/A	N/A

Non-standing Director and audit Committee	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Dean of Business School at Myongji University - Currently President of Korea Economic Research Institute	N/A	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- B.B.A. in Business Administration, Seoul National University - Ph.D. in Finance, University of Georgia - Member of Monetary Policy Committee - Currently Vice President of Sogang University	N/A	N/A

Non-standing Director and audit Committee	Chung-Sook Moon

- B.A. in Home Management, Sookmyung Women’s University

- Ph.D. in Consumer Economics, Kansas State University

- Member of Regulatory Reform Committee

- Currently Professor of Economics at Sookmyung Women’s University

			N/A	N/A

Non-standing Director and audit Committee	Sung-Hwan Bae

- B.B.A. in Business Administration, Yeungnam University

- Masters in Economics, University of Illinois

- Ph.D. in Business Administration, SungKyunKwan University

- Banking Supervisory Authority of the Bank of Korea

- Currently director at Korea Deposit Insurance Corp.

			Employee (Director)	N/A

Non-standing Director and audit Committee	Sung-Kwan Huh

- B.B.A. in Business Administration, Dong-A University

- Masters in Business Administration, State University of New

York at Buffalo

- Ph.D. in Business Administration, State University of New York

at Buffalo

- Minister of Government Administration and Home Affairs

- President of Gwangju Institute of Science and Technology

		N/A	N/A

Non-standing Director and audit Committee	Bong Soo Park

- B.B.A. in Business Administration, Seoul National University

- Masters in Economics, George Washington University

- Chief Director of Korea Technology Credit Guarantee Fund

- Currently Executive Advisor at Korea Institute for

International Economics Policy

		N/A	N/A

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

1.	BOD Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads this committee consisting of the heads of the sub- committees. Non-standing directors must be more than 1/2 of the total committee members.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

2.	Management Compensation Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director	Non-standing director Je-Hoon Lee heads this committee consisting of three non-standing directors.
Sung-Kwan Huh	Non-standing Director
Woon-Youl Choi	Non-standing Director

*	Non-standing director Sung-Kwan Huh was newly appointed to the committee on March 28, 2006.
*	Non-standing directors Je-Hoon Lee and Woon-Youl Choi were reappointed and Oh-Seok Hyun resigned on March 28, 2006.

3.	Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads this committee. The committee consists of the Chairman/CEO, CFO and no less than three non- standing directors.
Seung Hee Park	Senior managing director and CFO
Sung-Tae Ro	Non-standing Director
Sung-Kwan Huh	Non-standing Director
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Sung-Hwan Bae	Non-standing Director

*	Non-standing directors Sung-Kwan Huh, Bong Soo Park, and Sung-Hwan Bae were newly appointed to the committee on March 28, 2006. Non-standing directors, Sung-Tae Ro and Woon-Youl Choi were reappointed to the committee on March 28, 2006.
*	Non-standing director Oh-Seok Hyun resigned on March 28, 2006.
*	Sung-Hwan Bae resigned on July 18, 2006.

4.	Audit Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Sung-Kwan Huh	Non-standing Director
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

*	Non-standing director Oh-Seok Hyun resigned on March 28, 2006.
*	Sung-Hwan Bae resigned on July 18, 2006.

5.	Executive Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors.
Seung Hee Park	Senior managing director and CFO

6.	Ethics Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads this committee consisting of all executive directors and no less than two non-standing directors.
Seung Hee Park	Senior managing director and CFO
Je-Hoon Lee	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

*	Non-standing director Sung-Hwan Bae was appointed to the committee and non-standing directors Je-Hoon Lee and Chung-Sook Moon were reappointed on March 28, 2006.
*	Non-standing director Oh-Seok Hyun resigned on March 28, 2006.
*	Non-standing director Sung-Hwan Bae resigned on July 18, 2006.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads this committee consisting of the Chairman/CEO and no less than three non-standing directors.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

*	Non-standing director Bong Soo Park was appointed to the committee and non-standing directors Je-Hoon Lee, Sung-Tae Ro and Woon-Youl Choi were reappointed on March 28, 2006.

8.	MOU Review Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads this committee consisting of the entire board of directors.
Seung Hee Park	Senior Managing director and CFO
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Sung-Kwan Huh	Non-standing Director
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

*	Non-standing directors Sung-Kwan Huh and Bong Soo Park were newly appointed to the committee on March 28, 2006.
*	Non-standing director Sung-Hwan Bae resigned on July 18, 2006.

E.	Stock Options

As of June 30, 2006	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	17,850
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	17,850
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	17,850
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	17,850
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	10,500	1,500	18,000	17,850
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	17,850
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	17,850
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	0	500	9,500	17,850
Sang Chul Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	17,850
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	17,850
Gae Min Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	17,850
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	17,850
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	17,850
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	28,000	4,000	48,000	17,850
Jong Wook Kiim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	17,850
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	17,850
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	17,850
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	17,850
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	17,850
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	17,850
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	17,850
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	17,850

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	17,850
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	17,850
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	17,850
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	0	500	9,500	17,850
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	17,850
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	17,850
Taik Su Han	Director of related company	2002.12.04	Common	10,000	0	500	9,500	17,850
Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	17,850
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	0	500	9,500	17,850
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	0	500	28,500	17,850
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	17,850
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	17,850
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	17,850
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	17,850
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	17,850
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	17,850
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	17,850
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	17,850
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	150,000	0	17,850
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	17,850
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	17,850
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	17,850
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	17,850
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	17,850

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	17,850
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	17,850
In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	17,850
Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	17,850
Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	17,850
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	17,850
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	17,850
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	17,850
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	17,850
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	17,850
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	17,850
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	17,850
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	0	750	14,250	17,850
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	8,250	750	6,000	17,850
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	0	750	14,250	17,850
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	7,250	750	7,000	17,850

Total	—	—	—	1,560,000	664,750	420,000	475,250	—

1.	Exercised options as of June 30, 2006

2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

3.	Exercise period: December 5, 2005 ~ December 4, 2008

4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

Woori Finance Holdings Co.
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Woori Bank Indonesia (95.19%)
Shinwoo CRV (76.69%)
Korea BTL Infrastructure Fund (100%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities (30.60%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (100)%
Woori Investment & Securities (H.K.) Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars First Private Hoesa (0%)
Woori CS Asset Management (100%)
Woori Finance Information System (100%)
Nexbi Tech (50.50%)
Woori F&I (100%)
Woori SB Asset Management (51.00%)
Woori 3rd SPC (100%)
Woori Private Equity (100%)

3.	Investments in Other Companies

As of June 30, 2006	(units: thousands of shares, millions of Won, %)

Type	Name	Beginning Balance			Changes		Ending Bal.			Latest Net Income *
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	9,695,213	—	441,474	635,957	100.0	10,136,687	1,425,755
	Kwangju Bank	44,080	99.9	561,330	—	21,540	44,080	99.9	582,870	124,684
	Kyongnam Bank	51,800	99.9	694,275	—	31,967	51,800	99.9	726,242	132,678
	Woori Finance Info Sys.	900	100.0	11,903	—	-1,015	900	100.0	10,888	3,473
	Woori F&I	2,000	100.0	114,017	—	-6,582	2,000	100.0	107,435	59,002
	Woori 3rd SPC	2	100.0	—	—	—	2	100.0	—	16,887
	Woori Investment & Securities (formerly LGIS)	46,325	30.00	604,543	—	4,993	46,325	30.60	609,536	258,839
	Woori CS Asset Management (formerly LGITM)	6,662	100.0	60,600	1,999	-17,137	4,663	70.0	43,463	8,363
	Woori Private Equity	2,000	100.0	9,797	—	-728	2,000	100.0	9,069	-203
Foreign		—	—	—	—		—	—	—	—

Total		789,726		11,751,678	1,999	474,512	787,727	—	12,226,190	1,809,443

1.	The changes in the quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income date is December 2005, except for Woori Asset Management and Woori Investment & Securities for which the latest net income date is March 2006.
3.	Due to Woori Investment & Securities’ profit retirement on January 24th, 2006, Woori Finance Holdings’ percentage ownership increased without change in number of shares held.
4.	On May 30, 2006, Woori Asset Management transferred 30% of its shares to Credit Suisse Asset Management International Holding, a 100% subsidiary of Credit Suisse, and it was renamed Woori Credit Suisse Asset Management.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2006.6.30							(units: shares, %)
			Shares Held						Reasons Behind Change
Name	Relation	Type	Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	77.97	—	—	628,458,609	77.97
		Common	628,458,609	77.97	—	—	628,458,609	77.97
Total		Preferred			—	—	0	0

		Total	628,458,609	77.97	—	—	628,458,609	77.97

Major Shareholder: KDIC

b.	Share Ownership of More than 5%

As of 2005.12.31						(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97

Total		628,458,609	77.97			628,458,609	77.97

c.	Shareholder Distribution

As of 2005.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	41,131	100.00	177,549,984	22.03
Minority Shareholders (Companies)	1,075	2.61	144,364,297	17.91
Minority Shareholders (Individual)	40,056	97.38	33,185,687	4.12
Major Shareholders	1	0.00	628,458,609	77.97
Main Shareholders	0	0.00	0	0.00
Total Other Shareholders	0	0.00	0	0.00
Others Shareholders (Companies)	0	0.00	0	0.00
Others Shareholders (Individual)	1	0.00	6,747	0.00

Total	41,133	100.00	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	January	February	March	April	May	June
High	20,250	19,400	19,300	22,400	22,800	18,700
Low	17,050	17,600	18,100	19,500	19,000	16,800
Monthly Trade Volume	61,197,334	43,258,838	40,768,126	45,181,780	37,752,979	45,838,899

b.	Foreign Stock Market (NYSE)

(units: US Dollars, shares)

Period		January	February	March	April	May	June
ADR	High	63.55	60.39	59.55	68.71	74.70	60.24
	Low	52.79	54.22	55.30	61.30	60.50	51.60
Monthly Trade Volume		469,300	217,000	163,500	197,000	326,300	215,700

*	The ADR exchange ratio is three shares of common stock per one ADS.

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman and CEO	Registered	Young-Key Hwang
Senior Managing Director and CFO	Registered	Seung Hee Park
Senior Managing Director	Non-Registered	Seong Mok Park
Senior Managing Director	Non-Registered	Young-Gaeng Kim
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Sung-Kwan Huh
Non-standing Director	Registered	Bong Soo Park
Non-standing Director	Registered	Woon-Youl Choi
Non-standing Director	Registered	Chung-Sook Moon
Non-standing Director	Registered	Sung-Hwan Bae

*	Sung-Kwan Huh and Bong Soo Park were newly appointed as non-standing directors on March 28, 2006.
*	Non-standing director Sung-Hwan Bae resigned on July 18, 2006.

2.	Employee Status

(units: years, thousands of Won)

Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	68	—	1	69	6	1,719,520	24,921
Female	7	—	12	19	6	257,307	13,542

Total	75	—	13	88	6	1,976,828	22,464

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
Lawyer	1	Legal advisory
CPA	3	Financial accounting, Financial Planning, Business Planning

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

	Relation	Item	Changes				Notes
Name			Beg.	+	–	End
Woori Finance Info. Sys	subsidiary	Other loan	30,000			30,000
Woori F&I	subsidiary	Other loan	80,000		-10,000	70,000

Total			110,000		-10,000	100,000

b.	Payment Transactions

(units: millions of Won)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580			635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000			44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000			51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000			900,000
Woori F&I	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000			2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981			46,324,981
Woori Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	6,662,000		1,998,600	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000

Total			789,725,561		1,998,600	787,726,961

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2006 AND 2005

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2006 and the related non-consolidated statements of income and cash flows for the three months and six months ended June 30, 2006 and 2005, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2005 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated February 28, 2006, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2005, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 4, 2006

Notice to Readers

This report is effective as of August 4, 2006, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 14, 16 and 18)	(Won)	347,141	(Won)	104,072	US$	361,492	US$	108,375
Investment securities accounted for using the equity method of accounting (Notes 3 and 16)		12,226,190		11,751,678		12,731,636		12,237,507
Available-for-sale securities (Note 4)		50,391		—		52,474		—
Loans, net of allowance for possible loan losses (Notes 5, 16 and 18)		99,500		109,450		103,613		113,975
Fixed and intangible assets (Note 6)		125		155		130		161
Other assets (Notes 7 and 18)		61,868		66,428		64,427		69,174

	(Won)	12,785,215	(Won)	12,031,783	US$	13,313,772	US$	12,529,192

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 8 and 16)	(Won)	2,146,925	(Won)	2,296,203	US$	2,235,682	US$	2,391,131
Other liabilities (Notes 9, 10 and 18)		13,382		18,216		13,935		18,969

		2,160,307		2,314,419		2,249,617		2,410,100

SHAREHOLDERS’ EQUITY
Common stock (Note 11)		4,030,077		4,030,077		4,196,685		4,196,685
Capital surplus (Note 11)		84,488		84,488		87,981		87,981
Retained earnings (Notes 3 and 11):
Legal reserve		377,249		208,427		392,845		217,044
Voluntary reserve		3,190,000		2,030,000		3,321,878		2,113,923
Retained earnings before appropriations (Net income of (Won)1,004,520 million for the six months ended June 30, 2006 and (Won)1,688,221 million for the year ended December 31, 2005)		1,006,587		1,653,536		1,048,202		1,721,895

		4,573,836		3,891,963		4,762,925		4,052,862
Capital adjustments (Notes 3 and 11)		1,936,507		1,710,836		2,016,564		1,781,564

		10,624,908		9,717,364		11,064,155		10,119,092

	(Won)	12,785,215	(Won)	12,031,783	US$	13,313,772	US$	12,529,192

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006				2005
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 17)	(Won)	598,650	(Won)	1,071,292	(Won)	497,148	(Won)	916,240	US$	623,399	US$	1,115,581	US$	517,701	US$	954,118
Interest income (Note 18)		5,101		7,765		4,016		7,883		5,312		8,086		4,182		8,209
Reversal of allowance for doubtful accounts		50		50		42		64		52		52		44		67

		603,801		1,079,107		501,206		924,187		628,763		1,123,719		521,927		962,394

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 17)		412		800		388		27,043		429		833		404		28,161
Interest expense		26,671		54,728		28,391		56,825		27,774		56,991		29,566		59,174
Loss on valuation of swap contracts		—		—		—		91		—		—		—		95
Loss on foreign currency transactions		—		—		1		1		—		—		1		1
Fees and commissions (Note 18)		3,480		4,937		1,605		2,661		3,624		5,141		1,671		2,771
General and administrative (Notes 15 and 18)		9,057		14,391		6,186		10,995		9,431		14,986		6,442		11,450

		39,620		74,856		36,571		97,616		41,258		77,951		38,084		101,652

OPERATING INCOME		564,181		1,004,251		464,635		826,571		587,505		1,045,768		483,843		860,742
NON-OPERATING INCOME		237		279		201		297		247		290		210		309
NON-OPERATING EXPENSES		5		10		4		12		5		10		4		12

INCOME BEFORE INCOME TAX		564,413		1,004,520		464,832		826,856		587,747		1,046,048		484,049		861,039

INCOME TAX EXPENSE (Note 13)		—		—		—		—		—		—		—		—

NET INCOME	(Won)	564,413	(Won)	1,004,520	(Won)	464,832	(Won)	826,856	US$	587,747	US$	1,046,048	US$	484,049	US$	861,039

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006				2005
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
BASIC ORDINARY INCOME PER COMMON SHARE (Note 19)	(Won)	700	(Won)	1,246	(Won)	577	(Won)	1,030	US$	0.73	US$	1.30	US$	0.60	US$	1.07

BASIC NET INCOME PER COMMON SHARE (Note 19)	(Won)	700	(Won)	1,246	(Won)	577	(Won)	1,030	US$	0.73	US$	1.30	US$	0.60	US$	1.07

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 19)	(Won)	—	(Won)	—	(Won)	576	(Won)	1,026	US$	—	US$	—	US$	0.60	US$	1.07

DILUTED NET INCOME PER COMMON SHARE (Note 19)	(Won)	—	(Won)	—	(Won)	576	(Won)	1,026	US$	—	US$	—	US$	0.60	US$	1.07

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006				2005
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions)								(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	564,413	(Won)	1,004,520	(Won)	464,832	(Won)	826,856	US$	587,747	US$	1,046,048	US$	484,049	US$	861,039

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		412		800		388		27,043		429		833		404		28,161
Interest expense (amortization of discounts on debentures)		367		721		405		1,085		382		751		422		1,129
Loss on valuation of swap contracts		—		—		—		91		—		—		—		95
Provision for severance benefits		106		376		297		561		111		392		309		584
Depreciation		16		52		23		70		17		54		24		73
Amortization on intangible assets		6		11		5		10		6		12		5		10
Other non-operating expenses		1		1		—		—		1		1		—		—
Gain on valuation using the equity method of accounting		(598,650)		(1,071,292)		(497,148)		(916,240)		(623,399)		(1,115,581)		(517,701)		(954,118)
Accrued interest on loans		—		—		(561)		(1,116)		—		—		(584)		(1,162)
Reversal of allowance for doubtful accounts		(50)		(50)		(42)		(64)		(52)		(52)		(44)		(67)
Gain on disposal of tangible assets		(19)		(19)		—		—		(20)		(20)		—		—
Other non-operating income		—		—		(39)		(39)		—		—		(40)		(40)

		(597,811)		(1,069,400)		(496,672)		(888,599)		(622,525)		(1,113,610)		(517,205)		(925,335)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006				2005
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions)								(In thousands)
Changes in operating assets and liabilities:
Decrease in other receivable	(Won)	—	(Won)	—	(Won)	46	(Won)	451	US$	—	US$	—	US$	48	US$	470
Decrease (increase) in accrued income		(301)		231		103		82		(313)		240		107		85
Decrease (increase) in advanced payments		2		(18)		8		73		2		(19)		8		76
Decrease (increase) in prepaid expenses		235		(190)		412		429		245		(198)		429		447
Decrease in prepaid income tax		1,246		1,246		5,343		5,291		1,298		1,298		5,564		5,510
Payment of severance benefits		(38)		(269)		—		(13)		(40)		(280)		—		(14)
Decrease in retirement insurance		101		245		—		13		105		255		—		14
Increase (decrease) in other payables		(475)		(343)		758		948		(495)		(357)		789		987
Increase (decrease) in accrued expenses		340		(1,482)		(216)		(1,855)		354		(1,543)		(225)		(1,932)
Increase (decrease) in withholdings		(18)		(168)		222		63		(19)		(175)		231		66
Dividend income		37,625		767,091		10,620		71,054		39,180		798,803		11,059		73,991

		38,717		766,343		17,296		76,536		40,317		798,024		18,010		79,700

Net cash provided by (used in) operating activities		5,319		701,463		(14,544)		14,793		5,539		730,462		(15,146)		15,404

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital reduction of a subsidiary		—		—		—		154,000		—		—		—		160,366
Disposition of investment securities accounted for using for equity method accounting		54,000		54,000		—		—		56,232		56,232		—		—
Collection of loans		10,000		10,000		8,950		13,950		10,413		10,413		9,320		14,527
Disposition of vehicles		19		19		—		—		20		20		—		—
Collection of guarantee deposits		25		25		—		—		26		26		—		—

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	Korean won								Translation into U.S. dollars (Note 2)
	2006				2005				2006				2005
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions)								(In thousands)
Acquisition of investment securities accounted for using the equity method accounting	(Won)	—	(Won)	—	(Won)	(84,141)	(Won)	(84,141)	US$	—	US$	—	US$	(87,619)	US$	(87,619)
Acquisition of available-for-sale securities		(50,000)		(50,000)		—		—		(52,067)		(52,067)		—		—
Acquisition of furniture and equipment		(3)		(6)		—		—		(3)		(6)		—		—
Acquisition of leasehold improvement		(9)		(13)		(1)		(1)		(9)		(14)		(1)		(1)
Acquisition of industrial property rights		(14)		(14)		—		—		(14)		(14)		—		—

Net cash provided by (used in) investing activities		14,018		14,011		(75,192)		83,808		14,598		14,590		(78,300)		87,273

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debentures in local currency		—		—		249,272		249,272		—		—		259,577		259,577
Repayment of borrowings		—		—		(120,000)		(120,000)		—		—		(124,961)		(124,961)
Repayment of debentures in local currency		(150,000)		(150,000)		—		—		(156,201)		(156,201)		—		—
Cost on issuance of new shares		—		—		—		(709)		—		—		—		(738)
Payment of dividends		(322,405)		(322,405)		(119,468)		(119,468)		(335,734)		(335,734)		(124,407)		(124,407)

Net cash provided by (used in) financing activities		(472,405)		(472,405)		9,804		9,095		(491,935)		(491,935)		10,209		9,471

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		(453,068)		243,069		(79,932)		107,696		(471,798)		253,117		(83,237)		112,148

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		800,209		104,072		243,727		56,099		833,290		108,375		253,803		58,418

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	347,141	(Won)	347,141	(Won)	163,795	(Won)	163,795	US$	361,492	US$	361,492	US$	170,566	US$	170,566

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 9 subsidiaries and 12 2nd-tier subsidiaries as of June 30, 2006.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2006, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of June 30, 2006 and December 31, 2005 is as follows:

		2006		2005
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Jun. 30
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Jun. 30
	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Jun. 30
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Jun. 30
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Jun. 30
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Jun. 30
”	Woori Investment Securities Co., Ltd. (*1)	46,324,981	35.0	46,324,981	34.4	Jun. 30
”	Woori Credit Suisse Asset Management Co., Ltd. (*3)	4,663,400	70.0	6,662,000	100.0	Jun. 30
”	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Jun. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Jun. 30	(*2)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Jun. 30	(*2)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Jun. 30	(*2)
”	Korea BTL Infrastructure Fund (*4)	2,000,000	100.0	—	—	Jun. 30	(*2)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd. (*5)	408,000	51.0	800,000	100.0	Jun. 30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Jun. 30
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Jun. 30	(*2)

”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Jun. 30	(*2)
Woori Investment Securities Co., Ltd	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Jun. 30	(*2)
”	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Jun. 30	(*2)
”	High Technology Venture Investment	1,500,000	42.9	1,500,000	42.9	Jun. 30	(*2)
”	Global Technology Investment	1,500,000	50.0	1,500,000	50.0	Jun. 30	(*2)

(*1)	On January 24, 2006, Woori Investment Securities Co., Ltd. (“Woori Investment Securities”) reduced its treasury stock (1,000,000 shares of preferred stock and 2,000,000 shares of common stock) by extinguishing against retained earnings. As a result, the Company’s ownership interest in Woori Investment Securities increased from 34.4% to 35.0%.
(*2)	The financial statements as of June 30, 2006 are not reviewed. In order to ensure the credibility of the financial statements of those subsidiaries, the Company performed certain procedures in accordance with Practice Statements in Financial Reporting 2002-7 ‘Investees’ financial statements applied using the equity method of accounting’.
(*3)	On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management Co., Ltd. (“Woori Asset Management”) and Woori Asset Management changed its corporate name into Woori Credit Suisse Asset Management Co., Ltd. (“Woori CS”).
(*4)	On June 16, 2006, Woori Bank acquired whole ownership (2,000,000 shares) of Korea BTL Infrastructure Fund.
(*5)	On February 23, 2006, Woori F&I Co., Ltd. (“Woori F&I”) sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its corporate name into Woori SB Asset Management Co., Ltd. (“Woori SB”).

(3)	General information pertaining to the Company’s subsidiaries as of June 30, 2006 does not differ materially from that as of December 31, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)960.30 to US$ 1.00 at June 30, 2006, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2005 except for the following:

a.	Adoption of new Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replace the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.22. The Company had adopted SKASs No.1 to No.17 (except for No.11) before the beginning of 2006 and SKASs

No.18 to No.20 on or after January 1, 2006, and will adopt SKASs No.21 to No.22.

Significant SKASs newly adopted are summarized below.

1) Related Party Disclosures – SKAS No.20

The Company adopted SKAS No.20 – “Related Party Disclosures” in 2006. This statement prescribes the disclosures necessary to draw attention to the possibility that the financial position and profit or loss of an entity may have been affected by the existence of related parties and by transactions and outstanding balances with such parties. It requires disclosing the nature of relationships between parents and subsidiaries, even if there were no transactions between those related parties, and compensation of key management personnel. In addition, transactions between related parties are stated separately for each related party and type of transactions. The adoption of this standard has no effect on the Company’s net assets and net income for the three months and six months ended June 30, 2006 and for the year ended December 31, 2005.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the six months ended June 30, 2006 are as follows (Korean won in millions):

	January 1, 2006		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Acquisition / Disposal		Dividends		June 30, 2006
Woori Bank	(Won)	9,695,213	(Won)	849,164	(Won)	185,263	(Won)	(242)	(Won)	—	(Won)	(592,711)	(Won)	10,136,687
Kyongnam Bank		694,275		93,653		4,618		—		—		(66,304)		726,242
Kwangju Bank		561,330		62,060		430		—		—		(40,950)		582,870
Woori Finance Information System		11,903		3,485		—		—		—		(4,500)		10,888
Woori F&I		114,017		17,530		5,389		—		—		(29,501)		107,435
Woori Third Asset Securitization Specialty		—		(74)		—		—		—		( *1) 74		—
Woori Investment Securities (*2)		604,543		38,577		(5,789)		—		—		(27,795)		609,536
Woori CS		60,600		6,823		766		—		(19,396)		(5,330)		43,463
Woori PE		9,797		(726)		(2)		—		—		—		9,069

	(Won)	11,751,678	(Won)	1,070,492	(Won)	190,675	(Won)	(242)	(Won)	(19,396)	(Won)	(767,017)	(Won)	12,226,190

(*1)	Adjustment on dividend receivables
(*2)	The market value of Woori Investment Securities is (Won)919,551 million ((Won)19,850 per share) as of June 30, 2006.

(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2005 is summarized as follows (Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		Dec. 31, 2005
Woori Bank (*1)	(Won)	3,207,893	(Won)	3,966,728	(Won)	1,466,762	(Won)	(250,043)	(Won)	1,303,873	(Won)	9,695,213
Kyongnam Bank		259,000		469,775		33,014		(11,466)		(56,048)		694,275
Kwangju Bank		170,403		366,509		8,162		(3,777)		20,033		561,330
Woori Finance Information System		5,244		6,858		5		(204)		—		11,903
Woori F&I		10,094		101,932		11,073		(60)		(9,022)		114,017
Woori Third Asset Securitization Specialty		10		21,860		47,680		(9,890)		(59,660)		—
Woori Investment Securities (*2)		507,863		43,624		146,716		(2,577)		(91,083)		604,543
Woori CS (*3)		87,570		9,827		(2,558)		—		(34,239)		60,600
Woori PE		10,000		(203)		—		—		—		9,797

	(Won)	4,258,077	(Won)	4,986,910	(Won)	1,710,854	(Won)	(278,017)	(Won)	1,073,854	(Won)	11,751,678

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.
(*2)	Included Woori Securities Co., Ltd.
(*3)	Included Woori Investment Trust Management Co., Ltd.

(3)	The details of other increase or decrease from the acquisition date to December 31, 2005 are as follows (Korean won in millions):

	Capital reduction		Acquisition		Dividends		Total
Woori Bank (*1)	(Won)	—	(Won)	2,517,418	(Won)	(1,213,545)	(Won)	1,303,873
Kyongnam Bank		—		—		(56,048)		(56,048)
Kwangju Bank		—		57,044		(37,011)		20,033
Woori F&I		—		—		(9,022)		(9,022)
Woori Third Asset Securitization Specialty		—		—		(59,660)		(59,660)
Woori Investment Securities (*2)		(154,000)		85,121		(22,204)		(91,083)
Woori CS (*3)		(21,939)		—		(12,300)		(34,239)

	(Won)	(175,939)	(Won)	2,659,583	(Won)	(1,409,790)	(Won)	1,073,854

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.
(*2)	Included Woori Securities Co., Ltd.
(*3)	Included Woori Investment Trust Management Co., Ltd.

(4)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the six months ended June 30, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Amortization		Jun. 30, 2006
Woori F&I	(Won)	75	(Won)	2	(Won)	73
Woori Investment Securities		(2,735)		(72)		(2,663)

	(Won)	(2,660)	(Won)	(70)	(Won)	(2,590)

(5)	The details of unrealized inter-company income or loss for the six months ended June 30, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Realized		Incurred		Jun. 30, 2006
Woori Bank	(Won)	7,020	(Won)	1,231	(Won)	—	(Won)	8,251
Kyongnam Bank		(40)		36		—		(4)
Kwangju Bank		(5,456)		4,857		—		(599)
Woori Finance Information System		327		456		—		783
Woori F&I		(234)		(50)		—		(284)
Woori Third Asset Securitization Specialty		(139)		—		—		(139)

	(Won)	1,478	(Won)	6,530	(Won)	—	(Won)	8,008

4.	AVAILABLE-FOR-SALE SECURITIES

Acquisition cost and fair value of available-for-sale securities as of June 30, 2006 are as follows (Korean won in millions):

	Acquisition cost		Fair value		Book value
Beneficiary certificates	(Won)	50,000	(Won)	50,391	(Won)	50,391

5.	LOANS

(1)	Loans as of June 30, 2006 and December 31, 2005 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2006		2005
Woori Finance Information System (*1)	Oct. 31, 2002	Oct. 31, 2006	6.3	(Won)	30,000	(Won)	30,000

Woori F&I (*2)	Mar. 25, 2003	Mar. 25, 2007	7.3		47,000		57,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000

					70,000		80,000

Total					100,000		110,000

Allowance for possible loan losses					(500)		(550)

				(Won)	99,500	(Won)	109,450

(*1)	Loans granted to finance the transaction between Woori Bank and Woori Finance Information System, to which Woori Bank transferred its IT equipment.
(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.

(2)	Allowances for possible loan losses as of June 30, 2006 and December 31, 2005 are as follows (Korean won in millions):

	2006		2005
Loans:
Woori F&I	(Won)	350	(Won)	400
Woori Finance Information System		150		150

	(Won)	500	(Won)	550

6.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the six months ended June 30, 2006 and the year ended December 31, 2005 are as follows (Korean won in millions):

	Jan. 1, 2006		Acquisition		Disposition		Depreciation		Jun. 30, 2006
Furniture and equipment	(Won)	75	(Won)	6	(Won)	—	(Won)	34	(Won)	47
Leasehold improvements		45		13		—		18		40

	(Won)	120	(Won)	19	(Won)	—	(Won)	52	(Won)	87

	Jan. 1, 2005		Acquisition		Disposition		Depreciation		Dec. 31, 2005
Vehicles	(Won)	7	(Won)	—	(Won)	—	(Won)	7	(Won)	—
Furniture and equipment		142		9		1		75		75
Leasehold improvements		79		1		—		35		45

	(Won)	228	(Won)	10	(Won)	1	(Won)	117	(Won)	120

(2)	Changes in intangible assets for the six months ended June 30, 2006 and the year ended December 31, 2005 are as follows (Korean won in millions):

	Jan. 1, 2006		Acquisition		Amortization		Jun. 30, 2006
Software	(Won)	7	(Won)	—	(Won)	3	(Won)	4
Industrial property rights		28		14		8		34

	(Won)	35	(Won)	14	(Won)	11	(Won)	38

	Jan. 1, 2005		Acquisition		Amortization		Dec. 31, 2005
Software	(Won)	14	(Won)	—	(Won)	7	(Won)	7
Industrial property rights		40		2		14		28

	(Won)	54	(Won)	2	(Won)	21	(Won)	35

As of June 30, 2006, accumulated amortization of software and industrial property rights amount to (Won)30 million and (Won)48 million, respectively.

7.	OTHER ASSETS

Other assets as of June 30, 2006 and December 31, 2005 are as follows (Korean won in millions):

	2006		2005
Guarantee deposits (Note 18)	(Won)	4,178	(Won)	4,204
Other receivables (Notes 12 and 18)		2,897		6,090
Dividend receivables		53,688		53,761
Accrued income (Note 18)		699		929
Advanced payments		18		—
Prepaid expenses		388		198
Prepaid income tax		—		1,246

	(Won)	61,868	(Won)	66,428

8.	DEBENTURES

Debentures in local currency as of June 30, 2006 and December 31, 2005 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity
				2006		2005
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007	(Won)	200,000	(Won)	200,000
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000
The 17th bonds	Sep. 14, 2005	4.15	Apr. 14, 2006		—		150,000

					2,150,000		2,300,000
Less: discounts					(3,075)		(3,797)

				(Won)	2,146,925	(Won)	2,296,203

9.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)2,087 million and (Won)1,980 million as of June 30, 2006 and December 31, 2005, respectively.

The details of changes in the accrued severance benefits for the six months ended June 30, 2006 and the year ended December 31, 2005 are as follows (Korean won in millions):

	2006		2005
Beginning balance	(Won)	1,980	(Won)	1,230
Provision for severance benefits		376		967
Payment for severance benefits		(269)		(217)

Ending balance	(Won)	2,087	(Won)	1,980

The Company has purchased an employee retirement trust and made deposits at Woori Bank. As of June 30, 2006 and December 31, 2005, the deposits, amounting to (Won)1,543 million and (Won)1,788 million, respectively, are presented as a deduction from accrued severance benefits.

10.	OTHER LIABILITIES

Other liabilities as of June 30, 2006 and December 31, 2005 are as follows (Korean won in millions):

	2006		2005
Accrued severance benefits (Note 9)	(Won)	2,087	(Won)	1,980
Deposits with employee retirement insurance trust (Note 9)		(1,543)		(1,788)
Other payables (Note 18)		441		784
Accrued expenses (Note 12)		12,132		16,806
Withholdings		265		434

	(Won)	13,382	(Won)	18,216

11.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of June 30, 2006 and December 31, 2005 are as follows:

	2006		2005
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to June 30, 2006 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
2001.03.27	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
2002.06.12	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori CS	—		—		(24,537)

2005. 12.31		806,015,340		4,030,077		84,488

2006. 06.30		806,015,340	(Won)	4,030,077	(Won)	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	As of June 30, 2006 and December 31, 2005, the Company held 2,553 shares and 2,550 shares of treasury stock, respectively, amounting to (Won)18 million.

(5)	The changes in retained earnings from December 31, 2005 to June 30, 2006 are as follows (Korean won in millions):

	2006
Balance - December 31, 2005		(Won)	1,653,536

Appropriations:
Dividend	(322,405)
Legal reserve	(168,822)
Voluntary reserve	(1,160,000)		(1,651,227)
Decrease by using the equity method of accounting			(242)
Net income for the six months ended June 30, 2006			1,004,520

Balance - June 30, 2006		(Won)	1,006,587

12.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. In connection with this, the Company revalued stock based compensation and recorded (Won)3,608 million and (Won)7,938 million of the stock-based payment as liabilities as of June 30, 2006 and December 31, 2005, respectively.

(2)	The summary of stock-based compensation granted as of June 30, 2006 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(Won)	11,921	(Won)	6,800
Exercisable period		During a three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		389,000 shares		275,750 shares
Exercisable number of rights		331,000 shares		144,250 shares
Value per right	(Won)	6,037	(Won)	11,159
Stock-based compensation liabilities	(Won)	1,998 million	(Won)	1,610 million

(3)	Each subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries recorded the related cost as other payables amounting to (Won)2,897 million and the Company recorded the same amount as other receivables.

13.	INCOME TAX EXPENSE

(1)	Differences between financial accounting income and taxable income for the six months ended June 30, 2006 are as follows (Korean won in millions):

	Korean won
Net income		(Won)	1,004,520

Non-temporary differences:
Addition:
Investment securities	190,674
Gain on valuation of available-for-sale securities	391
Stock compensation	1,010
Entertainment expense in excess of tax limit	229
Other	82

	192,386

Deduction:
Dividend income	687,591
Investment securities	242

	687,833		(495,447)

Temporary differences:
Addition:
Long-term other receivables-prior year	3,192
Unsettled expense	2,730
Other	657

	6,579

Deduction:
Long-term accrued expenses	4,329
Investment securities	472,272
Other	3,735

	480,336		(473,757)

Taxable income before donation adjustment			35,316
Donation expense in excess of tax limit			4
Tax loss carry forward from prior year			(35,320)

Taxable income		(Won)	—

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the six months ended June 30, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Increase		Decrease		Jun. 30, 2006		Deferred tax assets (liabilities)
(Timing differences to be charged to income tax expense)
Investment securities	(Won)	(3,200,579)	(Won)	(303,232)	(Won)	12,970	(Won)	(3,516,781)	(Won)	( *1)(38,751)
Accrued expenses		2,770		2,730		2,770		2,730		751
Accrued severance benefits		1,188		311		247		1,252		344
Employee retirement deposits		(1,188)		(311)		(247)		(1,252)		(344)
Depreciation		41		25		18		48		13
Accounts receivable		(6,090)		—		(3,192)		(2,898)		(797)
Dividend receivables		108		73		—		181		50
Long-term accrued expenses		7,937		—		4,329		3,608		992

	(Won)	(3,195,813)	(Won)	(300,404)	(Won)	16,895	(Won)	(3,513,112)	(Won)	(37,742)

(Timing differences to be charged to equity)
Capital adjustments due to the equity method of accounting	(Won)	(1,710,854)	(Won)	(189,906)	(Won)	768	(Won)	(1,901,528)	(Won)	( *1)(35,648)
Gain on disposal of investments using the equity method		—		34,604		—		34,604		9,516
Gain on valuation of available-for-sale securities		—		(391)		—		(391)		(108)

	(Won)	(1,710,854)	(Won)	(155,693)	(Won)	768	(Won)	(1,867,315)	(Won)	(26,240)

Timing difference total	(Won)	(4,906,667)	(Won)	(456,097)	(Won)	17,663	(Won)	(5,380,427)	(Won)	(63,982)

Tax loss carry-forwards	(Won)	222,067	(Won)	—	(Won)	35,320	(Won)	186,747	(Won)	51,355

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount(*1)		Utilized		Remaining		Expiration
2001	(Won)	25,288	(Won)	25,288	(Won)	—	Dec. 31, 2006
2002		13,899		10,032		3,867	Dec. 31, 2007
2003		48,398		—		48,398	Dec. 31, 2008
2004		22,414		—		22,414	Dec. 31, 2009
2005		112,068		—		112,068	Dec. 31, 2010

	(Won)	222,067	(Won)	35,320	(Won)	186,747

(*1)	Adjusted based on the reported tax returns.

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

14.	STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2006 and 2005, the significant transactions without cash flows are as follows (Korean won in millions):

Transactions	2006		2005
Changes in capital adjustments due to the equity method of accounting	(Won)	190,675	(Won)	29,043
Changes in retained earnings due to the equity method of accounting		(242)		(4,743)
Capital increase due to conversion of convertible bonds in foreign currencies		—		72,468
Increase in dividend receivables		74		10,357
Increase (decrease) in stock options		3,192		(92)
Increase in other payables		—		36

15.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months and six months ended June 30, 2006 and 2005 are summarized as follows (Korean won in millions):

	2006				2005
	Three months		Six months		Three months		Six months
Salaries, wages and bonuses	(Won)	2,195	(Won)	4,762	(Won)	2,780	(Won)	5,345
Provision for severance benefits (Note 9)		106		376		296		561
Fringe benefits		176		368		181		367
Rent		582		1,153		571		1,144
Entertainment		138		303		60		113
Depreciation (Note 6)		16		52		23		70
Amortization (Note 6)		6		11		5		10
Taxes and dues		17		40		13		38
Advertising		4,897		5,532		1,256		1,382
Travel		55		100		66		100
Telecommunications		26		45		28		40
Service fees		580		1,116		558		1,167
Suppliers		25		43		19		33
Others		238		490		330		625

	(Won)	9,057	(Won)	14,391	(Won)	6,186	(Won)	10,995

16.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of June 30, 2006 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	149,485,554	(Won)	139,353,947	(Won)	10,131,607
Kyongnam Bank		14,868,223		14,141,977		726,246
Kwangju Bank		12,375,971		11,792,502		583,469
Woori Finance Information System		194,680		184,576		10,104
Woori F&I		272,290		161,421		110,869
Woori Third Asset Securitization Specialty		53,847		53,890		(43)
Woori Investment Securities		10,304,104		8,298,141		2,005,963
Woori CS		65,304		3,213		62,091
Woori PE		9,101		32		9,069

Total	(Won)	187,629,074	(Won)	173,989,699	(Won)	13,639,375

(2)	The condensed statements of operations of subsidiaries for the six months ended June 30, 2006 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	7,558,512	(Won)	6,580,147	(Won)	978,365	(Won)	1,116,347	(Won)	847,934
Kyongnam Bank		463,636		343,856		119,780		126,486		93,617
Kwangju Bank		364,959		291,614		73,345		75,020		55,186
Woori Finance Information System		118,460		114,122		4,338		4,352		3,028
Woori F&I		12,224		8,686		3,538		24,690		17,582
Woori Third Asset Securitization Specialty		6		80		(74)		(74)		(74)
Woori Investment Securities		1,255,933		1,102,700		153,233		200,020		135,732
Woori CS		15,531		6,289		9,242		9,267		6,576
Woori PE		154		903		(749)		(726)		(726)

	(Won)	9,789,415	(Won)	8,448,397	(Won)	1,341,018	(Won)	1,555,382	(Won)	1,158,855

(3)	Significant liabilities and assets of the Company and its subsidiaries as of June 30, 2006 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,146,925	(Won)	2,146,925
Woori Bank		94,644,620		11,571,818		21,817,954		128,034,392
Kyongnam Bank		10,762,197		1,869,248		889,017		13,520,462
Kwangju Bank		8,786,392		1,955,127		678,294		11,419,813
Woori Finance Information System		—		142,000		—		142,000
Woori F&I		—		151,400		—		151,400
Woori Investment Securities		2,688,175		2,545,114		149,832		5,383,121

Total	(Won)	116,881,384	(Won)	18,234,707	(Won)	25,682,022	(Won)	160,798,113

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	347,141	(Won)	12,276,581	(Won)	99,500	(Won)	12,723,222
Woori Bank		4,828,518		26,620,484		108,751,383		140,200,385
Kyongnam Bank		762,699		3,995,070		9,431,763		14,189,532
Kwangju Bank		672,947		3,394,935		7,928,962		11,996,844
Woori Finance Information System		5,557		512		—		6,069
Woori F&I		40,181		92,967		123,841		256,989
Woori Third Asset Securitization Specialty		546		53,301		—		53,847
Woori Investment Securities		1,714,618		6,050,244		1,530,466		9,295,328
Woori CS		39,817		10,347		498		50,662
Woori PE		8,427		9		—		8,436

	(Won)	8,420,451	(Won)	52,494,450	(Won)	127,866,413	(Won)	188,781,314

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of June 30, 2006 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	110,114,397	(Won)	1,363,014	1.24
Kyongnam Bank		9,545,774		114,011	1.19
Kwangju Bank		8,019,624		90,662	1.13
Woori F&I		124,463		622	0.50
Woori Investment Securities		1,675,260		144,794	8.64
Woori CS		501		3	0.60

Total	(Won)	129,480,019	(Won)	1,713,106	1.32

17.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries after elimination of unrealized inter-company incomes or losses for the six months ended June 30, 2006 are as follows (Korean won in millions):

	2006		Ratio (%)
Woori Bank	(Won)	849,164	79.3
Kyongnam Bank		93,653	8.8
Kwangju Bank		62,060	5.8
Woori Finance Information System		3,485	0.3
Woori F&I		17,530	1.7
Woori Third Asset Securitization Specialty		(74)	—
Woori Investment Securities		38,577	3.6
Woori CS		6,823	0.6
Woori PE		(726)	(0.1)

Gain on valuation using the equity method of accounting		1,070,492	100.0

Other income		8,094
Other expenses		74,066

Net income	(Won)	1,004,520

18.	TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of June 30, 2006 and December 31, 2005 are as follows (Korean won in millions):

	2006		2005
<Assets>
Woori Bank	(Won)	186,125	(Won)	83,439	Cash and bank deposits
”		4,153		4,153	Guarantee deposits
”		2,249		4,305	Other receivables
”		257		102	Accrued income
Kyongnam Bank		90,547		10,321	Cash and bank deposits
”		95		10	Accrued income
Kwangju Bank		70,469		10,311	Cash and bank deposits
”		31		6	Accrued income
Woori Finance Information System		30,000		30,000	Loans
”		151		363	Other receivables
”		316		316	Accrued income
Woori F&I		70,000		80,000	Loans
”		—		496	Accrued income
Woori Credit Information		335		721	Other receivables
Woori SB		163		385	Other receivables
Woori CS		—		315	Other receivables
Principal guaranteed trust accounts of Woori Bank		1,543		1,788	Deposits with employee retirement trust

	(Won)	456,434	(Won)	227,031

<Liabilities>
Woori Bank	(Won)	82	(Won)	135	Other payables

	(Won)	82	(Won)	135

(2)	Transactions with the subsidiaries for the six-month periods ended June 30, 2006 and 2005 are as follows:

	2006		2005		Account
<Revenues>
Woori Bank	(Won)	2,749	(Won)	596	Interest income on deposits
Kyongnam Bank		707		208	Interest income on deposits
Kwangju Bank		532		190	Interest income on deposits
”		—		1,116	Interest income on loans
Woori Finance Information System		937		887	Interest income on loans
Woori F&I		2,836		4,183	Interest income on loans
Woori Third Asset Securitization Specialty		—		693	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		3		6	Interest income on deposits

	(Won)	7,764	(Won)	7,879

<Expenses>
Woori Bank	(Won)	—	(Won)	2,185	Loss on valuation of swap contracts
”		781		781	Rent
”		350		350	Other administrative expenses
Woori Finance Information System		873		319	Service fees
”		—		976	Other administrative expenses

	(Won)	2,004	(Won)	4,611

(3)	The Company compensated key management personnel for (Won)1,518 million of salaries and (Won)228 million of provision for severance benefits for the six months ended June 30, 2006.

19.	EARNINGS PER COMMON SHARE

(1)	Basic ordinary income per common share and basic net income per common share for the three months and six months ended June 30, 2006 and 2005 are as follows (Korean won in millions, except for earnings per share data):

	2006				2005
	Three months		Six months		Three months		Six months
Net income on common shares	(Won)	564,413	(Won)	1,004,520	(Won)	464,832	(Won)	826,856
Extraordinary gain		—		—		—		—
Income tax effect on extraordinary gain		—		—		—		—

Ordinary income on common shares	(Won)	564,413	(Won)	1,004,520	(Won)	464,832	(Won)	826,856

Weighted average number of common shares outstanding		806,012,787		806,012,789		806,012,793		802,704,229

Basic ordinary income per common shares	(Won)	700	(Won)	1,246	(Won)	577	(Won)	1,030

Basic net income per common shares	(Won)	700	(Won)	1,246	(Won)	577	(Won)	1,030

(2)	Diluted ordinary income per common share and diluted net income per common share for the three months and six months ended June 30, 2005 are as follows (Korean won in millions, except for earnings per share data):

	2005
	Three months		Six months
Diluted net income on common shares	(Won)	464,832	(Won)	827,231
Extraordinary gain		—		—
Income tax effect on extraordinary gain		—		—

Diluted ordinary income on common shares	(Won)	464,832	(Won)	827,231

Weighted average number of common and dilutive common shares outstanding		806,361,063		806,184,907

Diluted ordinary income per common shares	(Won)	576	(Won)	1,026

Diluted net income per common shares	(Won)	576	(Won)	1,026

(3)	Basic net income per common share and diluted net income per common share for the year ended December 31, 2005 are (Won)2,099 and (Won)2,095, respectively.

(4)	Basic net income per common share for the three months ended March 31, 2006 is (Won)546.

20.	INSURANCE

As of June 30, 2006, the Company has insurance for liability of reparation of directors with Samsung Fire Insurance Co., Ltd. The insurance coverage is (Won)30,000 million.

21.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), Return on Equity (ROE), Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 11, 2006	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director